UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay

Grand Cayman KY1-9009

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

The information contained in this Form 6-K and any exhibits hereto shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-282263).

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moolec Science SA
(registrant)

Date: December 31, 2025	By:	/s/ Alejandro Antalich
	Name:	Alejandro Antalich
	Title:	Chief Executive Officer

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